UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________________

FORM 6-K

__________________________

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 2009

Date of Report (Date of Earliest Event Reported)

__________________________

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4

Las Condes

Santiago, Chile

(Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes _______ No ___X____

RESOLUTIONS OF THE BOARD OF DIRECTORS CONCERNING THE AUDIT COMMITTEE

On June 30, 2009 the Board of Directors of Embotelladora Andina S.A. (“Andina”) approved the following resolutions, concerning Andina’s audit committee:

i)

accept the resignation of Mr. Juan Claro from the position of Chairman of Andina’s Sarbanes Oxley Audit Committee, and elect Mr. Heriberto Urzúa as the new Chairman of the Audit Committee;

ii)

amend the Charter (Reglamento Interno) of the Audit Committee, in order to permit it to operate with only one independent member, as allowed for foreign private issuers under U.S. federal laws and regulations;

iii)

ratify Mr. Heriberto Urzúa, Mr. Juan Claro and Mr. Salvador Said as members of the Audit Committee;

iv)

determine that Mr. Urzúa complied with the independence standards, for the purposes of Rule 10A-3 of the U.S. Securities and Exchange Commission (“SEC”), and other applicable laws and regulations;

v)

determine that Mr. Juan Claro is exempt from the independence requirements of Rule 10A-3, pursuant to the terms of Rule 10A-3(b)(1)(iv)(D), since (1) Mr. Juan Claro will participate in an Andina affiliate; (2) neither Mr. Juan Claro nor the Andina affiliate is an officer of Andina; and (3) Mr. Juan Claro will be, from the date of the resolution of the Board of Directors, an observer-only, non-voting member of the audit committee;

vi)

determine that Mr. Juan Claro’s reliance on the exemption mentioned in the previous item does not materially adversely affect the ability of Andina’s audit committee to act independently, and ratify the same determination previously made with respect to Mr. Salvador Said; and

vii)

ratify Mr. Heriberto Urzúa as the Audit Committee Financial Expert, determining that Mr. Heriberto Urzúa fulfills the qualifications required for such position as described under Item 407(d)(5) of Regulation S-K of the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By: /s/ Osvaldo Garay

Name:   Osvaldo Garay

Title:    Chief Financial Officer

      Santiago, July 6, 2009

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